UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*


                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ira S. Lederman
         Senior Vice President - General Counsel and Corporate Secretary
                            W. R. Berkley Corporation
                               475 Steamboat Road
                          Greenwich, Connecticut 06830
                                 (203) 629-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Jeffrey S. Hochman, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                  July 10, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 14052H100
-----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            W. R. Berkley Corporation
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,472,100*
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                2,472,100*
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,472,100*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.2%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            CO
----------- --------------------------------------------------------------------


* See Items 4 through 6.

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 14052H100
-----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Admiral Insurance Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                500,000*
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                500,000*
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            500,000*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.9%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------


* See Items 4 through 6.

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 14052H100
-----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Berkley Insurance Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                793,400*
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                793,400*
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            793,400*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.5%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------


* See Items 4 through 6.

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 14052H100
-----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Berkley Regional Insurance Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                678,700*
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                678,700*
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            678,700*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------


* See Items 4 through 6.

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 14052H100
-----------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Nautilus Insurance Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Arizona
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                500,000*
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                500,000                                 *
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            500,000*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.9%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IC, CO
----------- --------------------------------------------------------------------


* See Items 4 through 6.

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation ("Berkley"), Admiral Insurance Company, a Delaware corporation ("Admiral"), Berkley Insurance Company, a Delaware corporation ("BIC"), Berkley Regional Insurance Company, a Delaware corporation ("BRIC"), and Nautilus Insurance Company, an Arizona corporation ("Nautilus" and, together with Berkley, Admiral, BIC and BRIC, the "Reporting Persons"). Amendment No. 3 relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Issuer"). Amendment No. 3 amends and supplements the
Schedule 13D, dated May 11, 2004 ("Original Schedule 13D"), as filed with the Securities and Exchange Commission (the "Commission") on May 21, 2004, as amended by Amendment No. 1 to Schedule 13D, dated June 17, 2004, as filed with the Commission on June 21, 2004, and Amendment No. 2 to the Schedule 13D, dated September 13, 2004, as filed with the Commission on September 13, 2004 (together with the Original Schedule 13D, the "Schedule 13D"), in connection with the purchase of an additional 472,100 shares of Common Stock of the Issuer.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended by the addition of the following information:

     The total amount of funds used by the Reporting Persons to purchase the additional 472,100 securities of the Issuer as described herein was furnished from the working capital of BRIC and BIC. The total amount of funds used by the Reporting Persons to purchase the securities of the Issuer as described herein was $16,375,031.41. BIC contributed $10,166,093.19, or 62.1%, of the total amount funds. BRIC contributed $6,208,938.22, or 37.9%, of the total amount of funds.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Berkley may be deemed to beneficially own, in the aggregate, 2,472,100 shares of Common Stock, which represents 14.2% of the outstanding Common Stock of the Issuer.

     (b) Since each of the Subsidiaries is either directly or indirectly owned by Berkley, Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 2,472,100 shares of Common Stock it may be deemed to beneficially own.

     (c) Information concerning transactions in the securities of the Issuer effected by the Reporting Persons in the last sixty days is set forth on
Schedule I to this Schedule 13D and is incorporated by reference. The transactions were effected in open market transactions on the New York Stock Exchange. Except as set forth on Schedule I, during the last sixty days there have been no other transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of the persons set forth on Schedule II to this Schedule 13D.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 13, 2007                        W.R. BERKLEY CORPORATION

                                            By:  /s/ William R. Berkley
                                                --------------------------------
                                            Name:    William R. Berkley
                                            Title:   Chairman of the Board and
                                                     Chief Executive Officer

Dated: July 13, 2007                        ADMIRAL INSURANCE COMPANY

                                            By:  /s/ Scott R. Barraclough
                                                --------------------------------
                                            Name:    Scott R. Barraclough
                                            Title:   Senior Vice President

Dated: July 13, 2007                        BERKLEY INSURANCE COMPANY

                                            By:  /s/ Eugene G. Ballard
                                                --------------------------------
                                            Name:    Eugene G. Ballard
                                            Title:   Senior Vice President

Dated: July 13, 2007                        BERKLEY REGIONAL INSURANCE
                                            COMPANY

                                            By:  /s/ Eugene G. Ballard
                                                --------------------------------
                                            Name:    Eugene G. Ballard
                                            Title:   Senior Vice President

Dated: July 13, 2007                        NAUTILUS INSURANCE COMPANY

                                            By:  /s/ John M. Runberg
                                                --------------------------------
                                            Name:    John M. Runberg
                                            Title:   Senior Vice President


                                                SCHEDULE I
-----------------------------------------------------------------------------------------------------
                                        Sixty Day Trading History
-----------------------------------------------------------------------------------------------------
--------------------------------- ------------------------------- -----------------------------------
           Trade Date                   Quantity Purchased               Price Per Share ($)
--------------------------------- ------------------------------- -----------------------------------
            7/6/2007                              1,000                         34.28
--------------------------------- ------------------------------- -----------------------------------
            7/6/2007                              5,800                         34.30
--------------------------------- ------------------------------- -----------------------------------
            7/6/2007                                100                         34.34
--------------------------------- ------------------------------- -----------------------------------
            7/6/2007                                400                         34.39
--------------------------------- ------------------------------- -----------------------------------
            7/6/2007                             68,620                         34.40
--------------------------------- ------------------------------- -----------------------------------
            7/6/2007                                680                         34.44
--------------------------------- ------------------------------- -----------------------------------
            7/6/2007                              3,400                         34.45
--------------------------------- ------------------------------- -----------------------------------
            7/9/2007                              9,600                         34.80
--------------------------------- ------------------------------- -----------------------------------
            7/9/2007                              2,500                         34.90
---------------------------------- ------------------------------- ----------------------------------
           7/10/2007                                300                         34.55
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              1,100                         34.57
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                                600                         34.58
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                                700                         34.59
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              6,100                         34.60
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              1,900                         34.70
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              4,800                         34.72
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              1,900                         34.73
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              2,100                         34.74
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                             76,800                         34.75
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              4,800                         34.76
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                             15,600                         34.77
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              4,900                         34.78
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                              9,800                         34.79
--------------------------------- ------------------------------- -----------------------------------
           7/10/2007                             37,500                         34.80
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                                300                         34.65
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              3,400                         34.66
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                                300                         34.67
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              2,700                         34.68
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              2,200                         34.69
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                             31,800                         34.70
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              2,500                         34.71
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              1,300                         34.72
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                            100,000                         34.73
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                                600                         34.74
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                             17,700                         34.75
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              1,100                         34.76
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                                100                         34.77
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              1,400                         34.78
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              1,200                         34.79
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              2,100                         34.80
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              6,800                         34.82
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                              2,400                         34.83
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                                400                         34.84
--------------------------------- ------------------------------- -----------------------------------
           7/11/2007                                400                         34.85
--------------------------------- ------------------------------- -----------------------------------
           7/12/2007                              1,700                         34.72
--------------------------------- ------------------------------- -----------------------------------
           7/12/2007                              8,100                         34.73
--------------------------------- ------------------------------- -----------------------------------
           7/12/2007                             11,200                         34.74
--------------------------------- ------------------------------- -----------------------------------
           7/12/2007                             11,200                         34.75
--------------------------------- ------------------------------- -----------------------------------
           7/12/2007                                200                         35.00
--------------------------------- ------------------------------- -----------------------------------


                                   SCHEDULE II

     Set forth below is the name, business address, and present principal occupation of each of the executive officers and directors of the Reporting Persons. Except as otherwise indicated, each person is a citizen of the United States.



W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Name                                  Present Business Address            Present Principal Occupation
------------------------------------- ----------------------------------- --------------------------------------
Directors:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
William R. Berkley                    475 Steamboat Road                  Chairman of the Board and Chief
                                      Greenwich, Connecticut 06830        Executive Officer
------------------------------------- ----------------------------------- --------------------------------------
Phillip J. Ablove                     475 Steamboat Road                  Retired Executive Vice President and
                                      Greenwich, Connecticut 06830        Chief Financial Officer, Pioneer
                                                                          Companies, Inc.
------------------------------------- ----------------------------------- --------------------------------------
W. Robert Berkley, Jr.                475 Steamboat Road                  Executive Vice President
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------
Ronald E. Blaylock                    475 Steamboat Road                  Founder, Chairman and Chief
                                      Greenwich, Connecticut 06830        Executive Officer, Blaylock &
                                                                          Company, Inc. (investment banking
                                                                          firm)
------------------------------------- ----------------------------------- --------------------------------------
Mark E. Brockbank                     475 Steamboat Road                  Retired Chief Executive of XL
                                      Greenwich, Connecticut 06830        Brockbank LTD
------------------------------------- ----------------------------------- --------------------------------------
George G. Daly                        475 Steamboat Road                  Dean, McDonough School of Business,
                                      Greenwich, Connecticut 06830        Georgetown University
------------------------------------- ----------------------------------- --------------------------------------
Mary C. Farrell                       475 Steamboat Road                  Consultant to the financial services
                                      Greenwich, Connecticut 06830        industry
------------------------------------- ----------------------------------- --------------------------------------
Rodney A. Hawes, Jr.                  475 Steamboat Road                  Founder Insurance Investment
                                      Greenwich, Connecticut 06830        Associates (investment banking firm)
------------------------------------- ----------------------------------- --------------------------------------
Jack H. Nusbaum                       787 Seventh Avenue                  Chairman, Willkie Farr & Gallagher
                                      New York, New York 10019            LLP (attorneys at law)
------------------------------------- ----------------------------------- --------------------------------------
Mark L. Shapiro                       475 Steamboat Road                  Private Investor
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------




----------------------------------------------------------------------------------------------------------------
Executive Officers Not Otherwise Listed Above:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer
------------------------------------- ----------------------------------- --------------------------------------
Robert P. Cole                        475 Steamboat Road                  Senior Vice President - Regional
                                      Greenwich, Connecticut 06830        Operations
------------------------------------- ----------------------------------- --------------------------------------
Paul J. Hancock                       475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Corporate Actuary
------------------------------------- ----------------------------------- --------------------------------------
Robert W. Gosselink                   475 Steamboat Road                  Senior Vice President - Insurance
                                      Greenwich, Connecticut 06830        Risk Management
------------------------------------- ----------------------------------- --------------------------------------
Robert C. Hewitt                      475 Steamboat Road                  Senior Vice President - Excess and
                                      Greenwich, Connecticut 06830        Surplus Lines
------------------------------------- ----------------------------------- --------------------------------------
P  Peter L. Kamford                   475 Steamboat Road                  Senior Vice President -- Admitted
                                      Greenwich, Connecticut 06830        Specialty Lines
------------------------------------- ----------------------------------- --------------------------------------
Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary
------------------------------------- ----------------------------------- --------------------------------------
C. Fred Madsen                        475 Steamboat Road                  Senior Vice President -- Reinsurance
                                      Greenwich, Connecticut 06830        Operations
------------------------------------- ----------------------------------- --------------------------------------
James W. McCleary                     475 Steamboat Road                  Senior Vice President -- Underwriting
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------
James G. Shiel                        475 Steamboat Road                  Senior Vice President - Investments
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------
Robert D. Stone                       475 Steamboat Road                  Senior Vice President -- Alternative
                                      Greenwich, Connecticut 06830        Markets Operations
------------------------------------- ----------------------------------- --------------------------------------
Clement P. Patafio                    475 Steamboat Road                  Vice President - Corporate Controller
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------




Admiral Insurance Company
------------------------------------- ----------------------------------- --------------------------------------
Name                                  Present Business Address            Present Principal Occupation
------------------------------------- ----------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------
Directors:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
W. Robert Berkley, Jr.                475 Steamboat Road                  Executive Vice President, W. R.
                                      Greenwich, Connecticut 06830        Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer,
                                                                          W. R.
Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Scott R. Barraclough                  1255 Caldwell Road                  Senior Vice President and Treasurer
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------
James S. Carey                        1255 Caldwell Road                  President and Chief Executive Officer
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------
Robert C. Hewitt                      475 Steamboat Road                  Senior Vice President - Excess and
                                      Greenwich, Connecticut 06830        Surplus Lines, W. R. Berkley
                                                                          Corporation
------------------------------------- ----------------------------------- --------------------------------------
Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Secretary, W. R. Berkley
                                                                          Corporation
------------------------------------- ----------------------------------- --------------------------------------
Martin M. Michell                     1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------
Executive Officers Not Otherwise Listed Above:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
Daniel A. MacDonald                   1255 Caldwell Road                  Senior Vice President and Secretary
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------
Curtis E. Fletcher                    1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------
John E. Goodloe                       1255 Caldwell Road                  President, Excess Division
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------
William E. Haines                     1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------
Raymond H. McDowell                   1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034
------------------------------------- ----------------------------------- --------------------------------------




Berkley Insurance Company
------------------------------------- ----------------------------------- --------------------------------------
Name                                  Present Business Address            Present Principal Occupation
------------------------------------- ----------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------
Directors:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
William R. Berkley                    475 Steamboat Road                  Chairman of the Board and Chief
                                      Greenwich, Connecticut 06830        Executive Officer, W. R. Berkley
                                                                          Corporation
------------------------------------- ----------------------------------- --------------------------------------
W. Robert Berkley, Jr.                475 Steamboat Road                  Executive Vice President, W. R.
                                      Greenwich, Connecticut 06830        Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer,
                                                                          W. R. Berkley Corporation

------------------------------------- ----------------------------------- --------------------------------------
Craig N. Johnson                      475 Steamboat Road                  President and Chief Executive
                                      Greenwich, Connecticut 06830        Officer, Signet Star Re,
                                                                          LLC
------------------------------------- ----------------------------------- --------------------------------------
Carol J. LaPunzina                    475 Steamboat Road                  Senior Vice President, General
                                      Greenwich, Connecticut 06830        Counsel and Secretary
------------------------------------- ----------------------------------- --------------------------------------
Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary,
                                                                          W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
C. Fred Madsen                        475 Steamboat Road                  Senior Vice President - Reinsurance
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley
                                                                          Corporation.
------------------------------------- ----------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------
Executive Officers Not Otherwise Listed Above:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
Roger J. Bassi                        475 Steamboat Road                  Executive Vice President
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------
Mark G. Davidowitz                    475 Steamboat Road                  Treasurer
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------
Kevin J. Shea                         475 Steamboat Road                  Senior Vice President
                                      Greenwich, Connecticut 06830
------------------------------------- ----------------------------------- --------------------------------------




Berkley Regional Insurance Company
------------------------------------- ----------------------------------- --------------------------------------
Name                                  Present Business Address            Present Principal Occupation
------------------------------------- ----------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------
Directors:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
William R. Berkley                    475 Steamboat Road                  Chairman of the Board and Chief
                                      Greenwich, Connecticut 06830        Executive Officer, W. R. Berkley
                                                                          Corporation
------------------------------------- ----------------------------------- --------------------------------------
W. Robert Berkley, Jr.                475 Steamboat Road                  Executive Vice President, W. R.
                                      Greenwich, Connecticut 06830        Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
James G. Shiel                        475 Steamboat Road                  Senior Vice President - Investments,
                                      Greenwich, Connecticut 06830        W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer,
                                                                          W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary
                                                                          W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Robert P. Cole                        475 Steamboat Road                  Senior Vice President - Regional
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Robert C. Hewitt                      475 Steamboat Road                  Senior Vice President - Excess and
                                      Greenwich, Connecticut 06830        Surplus Lines, W. R. Berkley
                                                                          Corporation
------------------------------------- ----------------------------------- --------------------------------------
Paul J. Hancock                       475 Steamboat Road                  Senior Vice President and Chief
                                      Greenwich, Connecticut 06830        Corporate Actuary, W. R. Berkley
                                                                          Corporation
------------------------------------- ----------------------------------- --------------------------------------
Clement P. Patafio                    475 Steamboat Road                  Vice President - Corporate
                                      Greenwich, Connecticut 06830        Controller, W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Executive Officers Not Otherwise Listed Above:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
None
------------------------------------- ----------------------------------- --------------------------------------




Nautilus Insurance Company
------------------------------------- ----------------------------------- --------------------------------------
Name                                  Present Business Address            Present Principal Occupation
------------------------------------- ----------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------
Directors:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
W. Robert Berkley, Jr.                475 Steamboat Road                  Executive Vice President, W. R.
                                      Greenwich, Connecticut 06830        Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer,
                                                                           W. R. Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
Robert C. Hewitt                      475 Steamboat Road                  Senior Vice President - Excess and
                                      Greenwich, Connecticut 06830        Surplus Lines, W. R. Berkley
                                                                          Corporation
------------------------------------- ----------------------------------- --------------------------------------
Thomas M. Kuzma                       7273 East Butherus Drive,           President and Chief Executive Officer
                                      Scottsdale, Arizona 85260
------------------------------------- ----------------------------------- --------------------------------------
Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary, W.
                                                                          R.
Berkley Corporation
------------------------------------- ----------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------
Executive Officers Not Otherwise Listed Above:
----------------------------------------------------------------------------------------------------------------
------------------------------------- ----------------------------------- --------------------------------------
John M. Runberg                       7273 East Butherus Drive,           Senior Vice President, Chief
                                      Scottsdale, Arizona 85260           Financial Officer and Treasurer
------------------------------------- ----------------------------------- --------------------------------------
